Filed Pursuant to Rule 433

Supplementing the Preliminary Pricing Supplement No. 29 dated May 8, 2020

(To Prospectus dated February 23, 2018 and

Prospectus Supplement dated February 23, 2018)

Registration Statement No. 333-223183

AVALONBAY COMMUNITIES, INC.

TERMS OF THE NOTES

Medium-Term Notes—Fixed Rate

2.450% Notes due 2031

Principal Amount: $600,000,000	Issue Price (Public Offering Price): 99.555%
Net Proceeds (before expenses) to the Company: $593,430,000	Agents’ Discount Commission: 0.650
Stated Maturity Date: January 15, 2031	Interest Rate: 2.450
Original Issue Date: May 22, 2020	CUSIP: 05348E BH1
Interest Payment Dates: January 15 and July 15	First Interest Payment Date: July 15, 2020

Redemption:

☐                                    The Notes cannot be redeemed prior to the Stated Maturity Date at the option of the Company.

☒                                  The Notes may be redeemed prior to the Stated Maturity Date at the option of the Company.

Initial Redemption Date: At any time prior to the Stated Maturity Date. See Additional/Other Terms.

Initial Redemption Percentage/Redemption Price: See Additional/Other Terms.

Annual Redemption Percentage Reduction: N/A

Optional Repayment:

☒                                  The Notes cannot be required to be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

☐                                    The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.

Optional Repayment Dates:

Repayment Price:       %

Currency:

Specified Currency: U.S. Dollars (If other than U.S. Dollars, see attached)

Minimum Denominations:

(Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount (“OID”):    ☐ Yes    ☒ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form:    ☒ Book-Entry    ☐ Certificated

Additional/Other Terms:

Other Terms:

Debt Service Test. We will not, and will not permit any of our Subsidiaries to, incur any Debt if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt on a pro forma basis, the ratio of EBITDA to Interest Expense for the four (4) consecutive fiscal quarters ended on the most recent Reporting Date prior to the incurrence of such Debt would be less than 1.50 to 1.00, and calculated on the following assumptions (without duplication): (1) such Debt and any other Debt incurred since such Reporting Date and outstanding on the date of determination had been incurred, and the application of the proceeds from such Debt (including to repay or retire other Debt) had occurred, on the first day of such four-quarter period; (2) the repayment or retirement of any other Debt since such Reporting Date had occurred on the first day of such four-quarter period; and (3) in the case of any acquisition or disposition by the Company or any of its Subsidiaries of any asset or group of assets since such Reporting Date, whether by merger, stock purchase or sale or asset purchase or sale or otherwise, such acquisition or disposition had occurred as of the first day of such four-quarter period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation. If any Debt incurred during the period from such Reporting Date to the date of determination bears interest at a floating rate, then, for purposes of calculating the Interest Expense, the interest rate on such Debt will be computed on a pro forma basis as if the average daily rate during such interim period had been the applicable rate for entire relevant four-quarter period. For purposes of the foregoing, Debt will be deemed to be incurred by a Person whenever such Person creates, assumes, guarantees or otherwise becomes liable in respect thereof.

Reopening of Issue.  The Company may, from time to time and without the consent of the noteholders, reopen an issue of notes and issue additional notes having the same terms and conditions (including maturity, interest payment terms and CUSIP number) as notes issued on an earlier date, except for the issue date, issue price and, if applicable, the first payment of interest. After such additional notes are issued, they will be fungible with the notes issued on such earlier date.

Optional Redemption. The Notes may be redeemed at any time at the option of AvalonBay, in whole or in part, upon notice of not more than 45 and not less than 15 days prior to the date fixed for redemption (each, a “Redemption Date”), at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed, plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to the Notes. If the Notes are redeemed on or after 90 days prior to the Stated Maturity Date (the “Par Call Date”), the Redemption Price will equal 100% of the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date.

Acceleration of Maturity; Make-Whole Amount. If an Event of Default with respect to the Notes that are then outstanding occurs and is continuing, and pursuant to Section 502 of the Indenture dated as of February 23, 2018 (as amended and supplemented, the “Indenture”) between AvalonBay and The Bank of New York Mellon, as trustee (the “Trustee”), the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Notes shall have declared the principal of, and premium, if any, on all the Notes, or such lesser amount as may be provided for in the Notes, and accrued and unpaid interest, if any, thereon to be due and payable immediately, by a notice in writing to AvalonBay (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Notes are paid, plus the Make-Whole Amount on the Notes, shall become immediately due and payable.

If an Event of Default set forth in Section 501(5) of the Indenture occurs with respect to the Notes, such that pursuant to Section 502 of the Indenture, the principal of, and premium, if any, on all of the Notes, or such lesser amount as may be provided for in the Notes, and accrued and unpaid interest, if any, thereon, shall be immediately due and payable, without declaration or other act on the part of the Trustee or any Holder of the Notes, then the Make-Whole Amount on the Notes, if any, shall also be immediately due and payable.

Definitions.  Terms used but not defined herein shall have the meanings set forth in the Indenture. The following terms shall have the following meanings:

“Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest, calculated by AvalonBay, excluding interest accrued to the date of redemption or accelerated payment, that would have been payable in respect of such dollar amount if the redemption or accelerated payment had been made on the Par Call Date, determined by discounting, on a semi-annual basis, such principal and interest at the applicable Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the date on which such principal and interest would have been payable if such redemption or accelerated payment had been made on the Par Call Date over (ii) the aggregate principal amount of the Notes being redeemed or paid.

“Reinvestment Rate” means thirty (30) basis points plus the arithmetic mean of the yields  under the respective headings “This Week” and “Last Week” published in the Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to the Par Call Date, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15” or any successor publication which is published weekly by the Federal Reserve System (or comparable online data source or publication) and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by AvalonBay.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, the Company or any agent participating in the offering will arrange to send you the prospectus if you request it.